

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Marco Wiren
Chief Financial Officer
NOKIA CORP
Karakaari 7
Fl-02610 Espoo
Finland

> **Re: NOKIA CORP**
> **Form 20-F**
> **Filed March 2, 2023**
> **File No. 001-13202**

Dear Marco Wiren:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing